Exhibit 97.1
THE GOLDMAN SACHS GROUP, INC. POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.Purpose. The purpose of this Policy is to provide for the recovery of Erroneously Awarded Compensation from Executive Officers in accordance with the Clawback Rules. This Policy shall apply to, and be enforceable against, any Executive Officer and the Executive Officer’s beneficiaries (as specified in Section 11 of this Policy) regardless of whether or not such Executive Officer is aware of his or her status as such.1

2.Administration. This Policy shall be administered by the Committee, which shall have authority in its sole discretion to (a) exercise all of the powers granted to it under this Policy; (b) construe, interpret and implement this Policy; (c) prescribe, amend and rescind rules and regulations relating to this Policy, including rules governing its own operations; (d) make all determinations necessary or advisable in administering this Policy; (e) correct any defect, supply any omission and reconcile any inconsistency in this Policy; and (f) amend this Policy to reflect changes in applicable law (whether or not the rights of any person may be adversely affected); provided, that the Committee shall interpret this Policy in a manner that is consistent with the requirements of the Clawback Rules and construe and enforce the terms of this Policy in a manner that complies with applicable law, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any other law or regulation that the Committee determines is applicable. Determinations of the Committee relating to this Policy shall be final, binding and conclusive.

3.Definitions. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(a)“Accounting Restatement” shall mean an accounting restatement as a result of GS Group’s material noncompliance with any financial reporting requirement under the securities laws that is required to correct (i) an error in previously issued financial statements that is material to the previously issued financial statements; or (ii) an error that would result in a material misstatement if GS Group corrected the error in the current period or left it uncorrected in the current period.

For purposes of this Policy (unless the accounting standards provide otherwise), an Accounting Restatement shall not be deemed to occur in the event GS Group restates its financial statements due to an out-of-period adjustment or a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of GS Group’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; or (v) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(b)“Board” shall mean the Board of Directors of GS Group.

(c)“Clawback Period” shall mean, with respect to any Accounting Restatement, GS Group’s three completed fiscal years immediately preceding the Restatement Date.2

1 In addition, this Policy also covers Goldman Sachs Capital II and Goldman Sachs Capital III, and GS Finance Corp. and any other direct or indirect subsidiary of GS Group with any security listed on the NYSE or any other U.S. national securities exchange or national securities association that is required by Rule 10D-1 of the Exchange Act to adopt a compensation recovery policy (and is not otherwise exempt under Rule 10D-1(c) of the Exchange Act). In this context, references in this Policy to “GS Group” shall instead be read to refer to the name of the applicable subsidiary (other than in the definitions of “Board” and “Firm”).

2 This shall include any transition period (that results from a change in GS Group’s fiscal year) of less than nine months within or immediately following those three completed fiscal years. A transition period (that results from a change in GS Group’s fiscal year) between the last day of GS Group’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year for purposes of the Clawback Period.

(d)“Clawback Rules” shall mean Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC (including Rule 10D-1 under the Exchange Act) or the NYSE.

(e)“Committee” shall mean the Compensation Committee of the Board, or in the absence of such a committee, the independent directors serving on the Board.

(f)“Covered Compensation” shall mean, in connection with an Accounting Restatement, all Incentive- Based Compensation Received by a person: (i) on or after October 2, 2023; (ii) after beginning service as an Executive Officer; (iii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iv) while GS Group has a class of securities listed on the NYSE; and (v) during the applicable Clawback Period.

(g)“Erroneously Awarded Compensation” shall mean, with respect to each Executive Officer in connection with an Accounting Restatement, the amount, if any, by which Covered Compensation exceeds the amount of Covered Compensation that otherwise would have been Received by the Executive Officer had it been determined based on the restated amounts, computed without regard to any taxes paid.

(h)“Executive Officer” shall mean, with respect to GS Group, any current or former “executive officer” pursuant to the Clawback Rules, as determined by the Board as needed from time to time.

(i)“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(j)“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing GS Group’s financial statements and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall for purposes of this Policy be considered Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in GS Group’s financial statements or included within a filing with the SEC.

(k)“Firm” shall mean GS Group, together with each of its direct and indirect subsidiaries.

(l)“GS Group” shall mean The Goldman Sachs Group, Inc.

(m)“Incentive-Based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash, equity or equity-based compensation) that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, “Incentive-Based Compensation” shall also be deemed to include any amounts that were determined based on (or were otherwise calculated by reference to) Incentive-Based Compensation.

(n)“Impracticable” shall mean, that either: (i) the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, after GS Group has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such reasonable attempt(s) and provided such documentation to the NYSE; or (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of GS Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(o)“Method of Recovery” shall include, but shall not be limited to: (i) requiring reimbursement of any compensation paid to the Executive Officer; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting against any compensation payable to the Executive Officer; (iv) cancelling outstanding equity awards or recovering any shares of stock delivered thereunder; and (v) taking any other remedial and recovery action permitted by law, in each case, to the fullest extent permitted by law; provided that, in order to avoid a negative tax consequence under Section 409A, GS Group shall first seek to recover amounts that are not nonqualified deferred compensation (as defined under Section 409A).

(p)“NYSE” shall mean the New York Stock Exchange or any other U.S. national securities exchange or national securities association on which GS Group’s securities are listed.

(q)“Policy” shall mean this Policy for the Recovery of Erroneously Awarded Compensation, as the same may be amended and/or restated from time to time.

(r)“Received” shall mean, with respect to any Incentive-Based Compensation, deemed receipt, and Incentive-Based Compensation shall be deemed received in GS Group’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

(s)“Restatement Date” shall mean the earlier to occur of: (i) the date the Board, a committee of the Board or the officer(s) of GS Group authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that GS Group is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs GS Group to prepare an Accounting Restatement.

(t)“SEC” shall mean the U.S. Securities and Exchange Commission.

(u)“Section 409A” shall mean Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

4.Recovery of Erroneously Awarded Compensation.

(a)In the event GS Group is required to prepare an Accounting Restatement, the Committee shall determine the amount of Erroneously Awarded Compensation, if any, for each Executive Officer in connection with such Accounting Restatement, and the Firm shall reasonably promptly recover from such Executive Officer an amount equal to the Erroneously Awarded Compensation. For the avoidance of doubt, except to the extent permitted to be waived pursuant to the Clawback Rules (including the Committee’s determination that recovery would be Impracticable), in no event may the Firm accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(b)For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, GS Group shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE). The Committee may rely on such employees and/or third parties as it may determine in its sole discretion to be necessary or appropriate to make any such determination.

(c)The Committee shall determine, in its sole discretion, the appropriate Method of Recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances, including taking into account the time value of money and the cost to shareholders of delaying recovery.

5.Reporting and Disclosure. GS Group shall file all disclosures with respect to this Policy in accordance with the requirements of U.S. federal securities laws, including any disclosure required by applicable SEC rules.

6.Indemnification Prohibition. No member of the Firm shall be permitted to indemnify any Executive Officer, directly or indirectly, against: (a) the loss of any Erroneously Awarded Compensation that the Firm recovers pursuant to the terms of this Policy; or (b) any claims relating to the Firm’s enforcement of its rights under this Policy and/or pursuant to the Clawback Rules, including through the payment of insurance premiums or gross-up payments. Further, no member of the Firm shall enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Firm’s right to recover any Erroneously Awarded Compensation, and any such agreement shall be superseded by this Policy. Any such purported indemnification (whether oral or in writing) shall be null and void.

7.Interpretation. As provided in Section 2, this Policy shall be interpreted in a manner consistent with the Clawback Rules.

8.Effective Date. This Policy shall be effective as of December 1, 2023.

9.Amendment; Termination. Subject to the Clawback Rules, the Committee may modify or amend this Policy, in whole or in part, from time to time in its discretion and shall amend any or all of the provisions of this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities law, SEC rule or NYSE rule. Subject to the Clawback Rules, the Committee may terminate this Policy at any time in its discretion. Furthermore, unless otherwise determined by the Committee or as otherwise amended, this Policy shall automatically be deemed amended in a manner necessary to comply with any change in the Clawback Rules. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that GS Group no longer has a class of securities publicly listed on the NYSE.

10.Other Recoupment Rights; No Additional Payments. The Committee may require that any employment agreement, equity award agreement, or any other agreement shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Executive Officers shall be deemed to have accepted continuing employment on terms that include compliance with the Policy, to the extent of its otherwise applicable provisions, and to be contractually bound by its enforcement provisions. Executive Officers who cease employment or service with the Firm shall continue to be bound by the terms of the Policy with respect to Incentive- Based Compensation subject to this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Firm under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, cash-based bonus plan, equity award agreement or similar agreement and any other legal remedies available to the Firm; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Policy shall count towards any required clawback or recoupment under this Policy and vice versa. Nothing in this Policy precludes GS Group from implementing any additional clawback or recoupment policies with respect to Executive Officers. Application of this Policy does not preclude the Firm from taking any other action to enforce any Executive Officer’s obligations to GS Group or the Firm, including termination of employment or institution of civil or criminal proceedings or any other remedies that may be available to GS Group or the Firm with respect to any Executive Officer.

11.Beneficiaries. This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, estates, heirs, executors, administrators or other legal representatives to the extent required by the Clawback Rules or as otherwise determined by the Committee.

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